UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO.1
                            PEOPLE'S BANCSHARES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $0.10 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    709795108
                  ---------------------------------------------
                                 (CUSIP Number)

                               Jeffrey E. Schwarz
                       Metropolitan Capital Advisors, Inc.
                               660 Madison Avenue
                               New York, NY 10021
                                 (212) 486-8100

                                -with copies to-

                            Joseph F. Mazzella, Esq.
                             Lane Altman & Owens LLP
                               101 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 345-9800
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
  Communications)

                                  June 23, 1997
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                                  SCHEDULE 13D

CUSIP No.        709795108                Page    2    of     12    Pages
           ---------------------               -------     --------

--------------------------------------------------------------------------------
1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                                             Metropolitan Capital Advisors, Inc.
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                (a) [ ]
                                                                     (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*         00
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
    2(d) or 2(e)                                                         [ ]
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization      New York
--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         0
  Shares             -----------------------------------------------------------
  Beneficially       8     Shared Voting Power       119,985
  Owned by           -----------------------------------------------------------
  Each               9     Sole Dispositive Power    0
  Reporting          -----------------------------------------------------------
  Person With        10  Shared Dispositive Power    119,985
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       119,985
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                  3.34 %
--------------------------------------------------------------------------------
14  Type of Reporting Person*       CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.








                                  SCHEDULE 13D

CUSIP No.       709795108                      Page    3    of    12     Pages
           --------------------                     -------     --------

--------------------------------------------------------------------------------
1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person      KJ Advisors, Inc.
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                  (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*     00
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
    Items 2(d) or 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization       New York
--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power          0
  Shares             -----------------------------------------------------------
  Beneficially       8     Shared Voting Power        24,892
  Owned by           -----------------------------------------------------------
  Each               9     Sole Dispositive Power     0
  Reporting          -----------------------------------------------------------
  Person With        10    Shared Dispositive Power   24,892
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person   24,892
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                   0.69 %
--------------------------------------------------------------------------------
14  Type of Reporting Person*     CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.







                                  SCHEDULE 13D

CUSIP No.        709795108                     Page    4    of    12     Pages
           ---------------------                   -------     --------

--------------------------------------------------------------------------------
1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                               Metropolitan Capital III, Inc.
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                  (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*    00
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
    Items 2(d) or 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization      New York
--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power           0
  Shares             -----------------------------------------------------------
  Beneficially       8     Shared Voting Power         44,692
  Owned by           -----------------------------------------------------------
  Each               9     Sole Dispositive Power      0
  Reporting          -----------------------------------------------------------
  Person With        10    Shared Dispositive Power    44,692
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person         44,692
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                   1.24 %
--------------------------------------------------------------------------------
14  Type of Reporting Person*     CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.







                                  SCHEDULE 13D

CUSIP No.        709795108                    Page    5    of    12      Pages
           ---------------------                   -------     ---------

--------------------------------------------------------------------------------
1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person    Jeffrey E. Schwarz
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*    None
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
    Items 2(d) or 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization     U.S.A.
--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         0
  Shares             -----------------------------------------------------------
  Beneficially       8     Shared Voting Power       189,569
  Owned by           -----------------------------------------------------------
  Each               9     Sole Dispositive Power    0
  Reporting          -----------------------------------------------------------
  Person With        10    Shared Dispositive Power  189,569
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       189,569
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                   5.28 %
--------------------------------------------------------------------------------
14  Type of Reporting Person*   IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.







                                  SCHEDULE 13D

CUSIP No.        709795108                  Page    6    of     12     Pages
           ---------------------                -------     ---------

--------------------------------------------------------------------------------
1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person       Karen Finerman
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*    None
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
    Items 2(d) or 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization    U.S.A.
--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         0
  Shares             -----------------------------------------------------------
  Beneficially       8     Shared Voting Power       189,569
  Owned by           -----------------------------------------------------------
  Each               9     Sole Dispositive Power    0
  Reporting          -----------------------------------------------------------
  Person With        10    Shared Dispositive Power  189,569
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person        189,569
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                    5.28%
--------------------------------------------------------------------------------
14  Type of Reporting Person*   IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.






 CUSIP NO. 709795108                        Page    7   of    12    Pages
                                                -------   ---------


This Amendment No. 1 relates to the Schedule 13D dated April 23, 1997. The text of Item 5(c) of said Schedule 13D is hereby amended by the following:


Item 5.  Interest in Securities of the Issuer

         (c) Transactions in the class of Securities reported on herein effected within the last 60 days by Metropolitan Capital for and on behalf of Bedford Falls Investors, L.P. are as follows. All such transactions are short sales against the box.

    DATE             NO. OF SHARES            PRICE PER SHARE            TOTAL
    ----             -------------            ---------------            -----

   06/18/97            (5,000)                     14.87            (74,357.52)
   06/19/97            (2,800)                     15.04            (42,100.35)
   06/20/97            (3,600)                     15.00            (53,983.20)
   06/23/97            (10,000)                    15.12           (151,229.95)

         Transactions in the class of Securities reported on herein effected within the last 60 days by KJ Advisors, Inc., for and on behalf of the Managed Accounts are as follows. All such transactions are short sales against the box.


    Date               No. of Shares          Price Per Share            Total
    ----               -------------          ---------------            -----

   06/19/97            (2,500)                     15.04            (37,587.99)
   06/19/97            (2,200)                     15.03            (33,075.63)
   06/20/97            (800)                       14.98            (11,984.60)
   06/20/97            (600)                       14.97             (8,984.70)
   06/23/97            (1,000)                     15.23            (15,234.49)
   06/23/97            (800)                       15.23            (12,184.59)

         Transactions in the class of Securities reported on herein effected within the last 60 days by Metropolitan Capital Advisors International Limited are as follows. All such transactions are short sales against the box.


    DATE               NO. OF SHARES          PRICE PER SHARE            TOTAL
    ----               -------------          ---------------            -----

   06/19/97            (5,000)                     15.00            (74,982.50)
   06/23/97            (3,200)                     15.24            (48,783.37)










CUSIP NO.       709795108                            Page    8   of    12
          ---------------------                           ------    -----


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                 Metropolitan Capital Advisors, Inc.


                                  By:   /s/ Jeffrey E. Schwarz
                                     -------------------------------------------
                                     Jeffrey E. Schwarz, Chief Executive Officer


Dated as of: June 26, 1997









CUSIP NO.       709795108                            Page    9    of   12
          ---------------------                            -------    ----


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                  KJ Advisors, Inc.


                                  By:      /s/ Jeffrey E. Schwarz
                                     -------------------------------------------
                                     Jeffrey E. Schwarz, Chief Executive Officer

Dated as of: June 26, 1997









CUSIP NO.       709795108                           Page    10    of    12
          ---------------------                          --------    -----


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.

                                 Metropolitan Capital III, Inc.


                                 By:      /s/ Jeffrey E. Schwarz
                                     -------------------------------------------
                                     Jeffrey E. Schwarz, Chief Executive Officer

Dated as of: June 26, 1997









CUSIP NO.       709795108                              Page    11    of    12
          ---------------------                              --------    -----


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.



                                            By:      /s/ Jeffrey E. Schwarz
                                                --------------------------------
                                                    Jeffrey E. Schwarz

Dated as of: June 26, 1997










CUSIP NO.       709795108                             Page    12    of    12
          ---------------------                            --------    -----


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.



                                            By:       /s/ Karen Finerman
                                                --------------------------------
                                                    Karen Finerman

Dated as of: June 26, 1997










                                    EXHIBIT A
                            AGREEMENT OF JOINT FILING
                            PEOPLE'S BANCSHARES, INC.
                     COMMON STOCK, $0.10 PAR VALUE PER SHARE


         In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the join filing on behalf of each of them of a Statement on Schedule 13D and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

         This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

         WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 26th day of June, 1997.


METROPOLITAN CAPITAL ADVISORS, INC.          METROPOLITAN CAPITAL III, INC.


By:     /s/ Jeffrey E. Schwarz               By:     /s/ Jeffrey E. Schwarz
     -----------------------------                ------------------------------
     Jeffrey E. Schwarz,                          Jeffrey E. Schwarz,
     Chief Executive Officer                      Chief Executive Officer


KJ ADVISORS, INC.


By:    /s/ Jeffrey E. Schwarz
     -----------------------------
     Jeffrey E. Schwarz,
     Chief Executive Officer


       /s/ Jeffrey E. Schwarz                           /s/ Karen Finerman
     -----------------------------                ------------------------------
     Jeffrey E. Schwarz, Individually             Karen Finerman, Individually